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                          August 11, 2022

       Michael Greco, Esq.
       General Counsel
       Rallybio Corporation
       234 Church Street, Suite 1020
       New Haven, CT 06510

                                                        Re: Rallybio
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 8,
2022
                                                            File No. 333-266668

       Dear Mr. Greco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zachary Blume, Esq.